Exhibit 12.1

PETROLEUM DEVELOPMENT CORPORATION
(dba PDC Energy)

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Year Ended December 31,
	2010		2009	2008 (d)		2007 (d)		2006 (d)		2005 (d)
	(dollars in thousands)
Earnings
Income (loss) from continuing operations before income taxes	$36,617		$(128,813)	$168,156		$42,590		$379,800		$51,918
Fixed charges (see below)	15,949		38,710	31,583		12,796		4,187		317
Amortization of capitalized interest	416		991	744		366		52		-
Interest capitalized	(224)		(751)	(2,618)		(3,023)		(1,620)		-
Total adjusted earnings (loss) available for fixed charges	$52,758		$(89,863)	$197,865		$52,729		$382,419		$52,235

Fixed Charges
Interest and debt expense (a)	$15,472		$37,208	$28,132		$9,279		$2,443		$217
Interest capitalized	224		751	2,618		3,023		1,620		-
Interest component of rental expense (b)	253		751	833		494		124		100
Total fixed charges	$15,949		$38,710	$31,583		$12,796		$4,187		$317

Ratio of Earnings to Fixed Charges	3.3	x	- (c)	6.3	x	4.1	x	91.3	x	164.8	x

______________
(a)	Represents interest expense on long-term debt and amortization of debt discount and issuance costs.
(b)	Represents the portion of rental expense which we believe represents an interest component.
(c)	For the year ended December 31, 2009, earnings were insufficient to cover total fixed charges by $126.7 million.
(d)
Total adjusted earnings available for fixed charges for the years ended December 31, 2005 through 2008, have not been adjusted to reflect the divestiture of our Michigan asset group, such adjustments would not materially impact the ratio of earnings to fixed charges.